[ADC Letterhead]
June 2, 2008
VIA EDGAR AND OVERNIGHT MAIL
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:	Jorge A. Rivera, Staff Attorney

	Re:	ADC Telecommunications, Inc.
Form 10-K for Fiscal Year Ended October 31, 2007 Filed
December 18, 2007
File No. 000-01424
Dear Mr. Rivera:
          Set forth below are our responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission contained in the comment letter dated April 29, 2008, relating to our Form 10-K for Fiscal Year Ended October 31, 2007. As you have requested our responses are numbered in accordance with the comments from the April 29th letter.
     Form 10-K for Fiscal Year Ended October 31, 2007
     General
1.	It appears from several pull-down menus on your website that nationals in Cuba, Iran, North Korea, and Syria can request website support, technical support, customer service support, and catalogs and certain other documents, from you. In addition, we note the disclosure on pages 8 and 82 of your Form 10-K that in 2005, 2006, and 2007, you sold products in “EMEA (Africa, Europe (Excluding Germany), Middle East and Africa),” a region that includes Sudan. Your filing does not include any specific information regarding contacts with Cuba, Iran, North Korea, Syria, and Sudan, countries that are identified by the State Department as state sponsors of terrorism, and subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through direct or indirect arrangements. Your response should describe in reasonable detail any products, technology, and services that you have provided into those countries, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by them.
     RESPONSE:
     Following receipt of the staff’s comment letter, we performed extensive internal due diligence to confirm the nature and extent of our contacts with Cuba, Iran, North Korea, Sudan and Syria (collectively, “T-5 Countries”). Below we summarize what we have confirmed.

1.	Background
     It is ADC’s stated internal policy not to sell any product or services to individuals or entities from the T-5 Countries. Specifically, we have an explicit world-wide prohibition against trading with any of the T-5 Countries, and that policy binds all of our foreign affiliates as well as the parent company and affiliates within the United States. We provide significant amounts of training to our employees regarding both this internal policy and applicable laws regarding appropriate sales and marketing activities.
2.	Review of Website and Marketing Contacts
     As of the date of the staff’s April 29, 2008 letter our website did contain several pull-down menus that listed almost every country in the world, inclusive of the T-5 Countries, on an alphabetic basis to enable anyone seeking to contact us to indicate his or her country of residence.
     We reviewed the logs for our website for our fiscal years 2005, 2006 and 2007 to determine whether anyone from the T-5 Countries requested any information, products or services from us via these drop down menus. We also reviewed our logs of contact information provided to us by prospective customers (often via visits to booths we host at trade shows) during these same fiscal years. We determined that we received during that period a total of five inquiries from persons who listed any of the T-5 Countries as their place of residence. The contacts claimed they were from Cuba (two), Sudan (two) and Syria (one). However, we have no independent way to confirm that the individuals seeking information did, in fact, reside in these countries.
     Our records indicate that we have never provided any information or otherwise contacted the three contacts that claimed to be from Sudan or Syria. Our records indicate that each of these three individuals provided us with their contact information at a trade show. After receipt, these contacts typically are assigned to an ADC salesperson who may elect to have further interaction with the contact. The salespersons assigned to these three contacts have all informed us that they did not follow up with any of these contacts and we have no record that anyone else at ADC has ever had any further contact with these individuals.
     With respect to the two contacts from Cuba, our records indicate they requested marketing materials and product information during visits they made to our web site. One of these individuals subsequently was sent an email as part of a marketing campaign and our records indicate this same individual also has “clicked” on a banner advertisement we placed on a third party’s website to download a copy of marketing materials for some of our products. The other individual from Cuba signed up to receive a monthly email “white paper” regarding some of our products and has received one installment of this marketing distribution. We are aware of no other contact with these individuals.
     We note that, under the embargo rules administered by the Office of Foreign Assets Control (“OFAC”) in the U.S. Department of the Treasury, 31 CFR Part 500 et seq., merely supplying printed materials such as catalogs or product brochures would come within the “information and informational materials” exemption in those embargo rules, as required by the so-called Berman Amendment adopted by Congress. See § 2502(a) of the Omnibus Trade and Competitiveness Act, Pub. L. No. 100-418, 102 Stat. 1107 (1988), and § 525 of the Foreign Relations Authorization Act, Fiscal Years 1994 and 1995, Pub. L. No. 103-236, 108 Stat. 382 (1994), which amended § 5(b)(a) of the Trading with the Enemy Act, 50 USC. App. §§1-44, to restrict the President’s authority to regulate, directly or indirectly, the importation or exportation of information or informational materials, regardless of the format or medium of transmission or whether the information or informational materials are for personal or commercial use. The materials sent to Cuba, in and of themselves, constituted “information and informational materials” that are exempt from the Cuban embargo rules and were thus lawful to be sent to Cuba. See 31 CFR Section 515.545.
     Because of our standard corporate policy not to offer or sell any product, service or technology in the T-5 Countries, we have reconfigured our website to delete all the T-5 Countries from the operable list of countries on the pull-down menus to avoid any misimpression that we might be willing to do business with persons in such countries. We also have blocked the ability of individuals using IP addresses located in the T-5 Countries to access our web site. Finally, we have deleted the individuals claiming to be from Cuba, Syria and Sudan referenced above from our database of potential marketing contacts.
3.	Review of Sales Records and Contracts
     We have confirmed that we have not directly nor, to our knowledge, indirectly supplied any product, technology or service to any person in any of the T-5 Countries since the beginning of our fiscal year 2005. Our diligence on this matter included a review of our sales records, a review of our contracts with value added resellers, distributors and other third parties who sell our products and a questioning of key sales and marketing personnel regarding sales into and contacts with parties (“Third Party Distribution Channels”) in T-5 Countries.
     Our review indicated that we have not made sales to any parties in T-5 Countries. Our review did determine that in a handful of instances sales and marketing personnel made internal inquiry as to whether we could provide goods or services into T-5 Countries because they had become aware of specific sales opportunities from customers or Third Party Distribution Channels located outside of T-5 Countries who wanted to work on projects located in T-5 Countries. In each instance the inquiry was made prior to the completion of any sale or any shipment taking place. And in each instance, consistent with our corporate policies, we informed the inquiring party that we could not pursue the opportunity because of our internal policies and/or applicable law and no sale took place. Our review otherwise confirmed that we did not directly, nor to our knowledge, indirectly supply any product, technology or service to any person in any of the T-5 Countries from the beginning of our fiscal year 2005 to present.
     Therefore, we are able to affirm to you that, to our knowledge, since the beginning of our 2005 fiscal year, neither we nor any our foreign affiliates:
a.	had any office, branch, subsidiary or other business unit or employees in any of the T-5 Countries;

b.	provided any product, technology or service to a customer or reseller in any of the T-5 Countries;

c.	provided any product, technology or service to a customer or reseller in a third country with knowledge that such product, technology or service would be resold to, or incorporated into any other product, technology or service to be sold to, any of the T-5 Countries;

d.	entered into any agreement, commercial arrangement or other contract with the government of any of the T-5 Countries or with any entity controlled by such a government;

e.	had any anticipated contract or anticipated business with a customer or reseller in any of the T-5 Countries; or

f.	granted any distributor, sales agent or other reseller with specific and explicit sales territorial responsibilities for any of the T-5 Countries.

4.	Review of Activities of Acquired Companies Prior to the Date Our Acquisition Closed
     In conducting our internal review for this response we also reviewed the known activities of each company we acquired since the beginning of our fiscal year 2005 to determine if they conducted any business with persons in the T-5 Countries prior to the time we completed our acquisition of their business. To our knowledge none of the companies we acquired conducted any business with persons in the T-5 Countries or otherwise delivered products to a party outside the T-5 Countries that it knew either subsequently delivered or intended to deliver such products to a T-5 Country.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28
2.	In future Form 10-K filings, we encourage you to include an introductory section or overview to your management’s discussion and analysis. This overview section should provide investors with an executive level introduction to the company, its products and services, and the matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. Among other things, the discussion should provide insight into challenges, risks and opportunities on which management is most focused and discuss any actions being taken to address the same. See Section III.A. of Release No. 33-8350.
     RESPONSE:
     In future filings we will include an introductory section to our management’s discussion and analysis.
     Definitive Proxy Statement Incorporated By reference into Part III of Form 10-K
     Executive Compensation
     Compensation Discussion and Analysis
     Key Considerations and Process, page 14
3.	It appears that you use the surveys for benchmarking purposes. If so, you must identify the companies in the surveys. Please confirm in your response letter that you will comply with our comment in future filings where you use the surveys to benchmark elements of your named executive officers’ compensation. See Regulation S-K Item 402(b)(2)(xiv).
     RESPONSE:
          We believe that to be most responsive to your comment, it is important that we provide you with further detail as to how our compensation committee utilizes information on peer group company executive compensation and compensation surveys to help establish compensation for our executive officers. Our compensation committee, with assistance from our compensation consultant, gathers data from a peer group of approximately 20 companies (we listed the peer group companies used to help establish fiscal 2007 compensation in our most recent proxy statement). This peer group data is then supplemented by data collected from large published salary surveys to provide a more complete picture of the overall compensation environment for companies similar in size or operations to ours. Our compensation committee then analyzes the collected data and uses it as one reference point in making discretionary compensation decisions for named executive officers. Our compensation committee generally structures base salary and total cash compensation for named executive officers to be within a range of +/- 20% of the median of the compensation paid to corresponding officers from a compilation of information from our peer group companies and the published compensation surveys. The compensation committee, however, also considers each named executive officer’s tenure, skills and experience as well as our unique talent requirements at different points in time in reaching their decisions on compensation for our executives.
          Unlike the practices at some companies, our compensation committee does not use information we gather from peer group companies or compensation surveys to specify our compensation at any particular amount relative to other companies or otherwise to set specific targets. Instead, as described above, this information is used to help determine a potential range of compensation, which is then balanced against a variety of other factors in making a final determination of each executive’s compensation. We also believe it is important to note that our compensation committee does not review available compensation information of the companies partaking in the salary surveys we purchase on an individual basis. In fact, the purchased surveys do not provide analysis on this basis. Listing all of the companies who participate in these surveys would take up a significant amount of space in our proxy statement (the two surveys we worked with last year contained approximately 80 and 115 companies, respectively) and may give investors the incorrect impression that we review the practices of these companies on an individual basis. For all of these reasons we do not believe listing each of the companies identified in the compensation surveys we purchase would provide further insight into our compensation decisions and therefore be meaningful to investors. We therefore do not believe that listing the companies identified in the surveys should be required. While we do not believe that it would be meaningful for our investors to read a detailed listing of all the companies in the survey, we did disclose the size and type of companies contained in the surveys we review and will continue to do so going forward.
          We understand that our use of the word “benchmark” on page 14 of our 2007 proxy statement may lead an investor to believe that our compensation committee establishes compensation for our executives at particular amounts relative to the compensation of other companies or to set specific targets. However, that is not the case and we will clarify this point in future filings. We will also describe the process set forth above in future filings so investors can better understand our processes related to setting compensation.
     Application to our Fiscal Year 2007 Executive Compensation Program
     Long-Term Equity Incentives in Fiscal Year 2007, page 20
4.	On page 21, you disclose that vesting of restricted stock units with performance-based vesting, or PSUs, is contingent on the achievement of a three-year cumulative pre-tax GAAP earnings per share target established by the compensation committee. In future filings, please disclose the performance target that must be reached for vesting of PSUs. See Item 402(b)(2)(v) of Regulation S-K. If you believe such disclosure would result in competitive harm such that the information could be omitted under Instruction 4 to Item 402(b), please provide in your response letter a detailed explanation for such conclusion. If you believe you have a sufficient basis to keep the information confidential, discuss in future filings how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed performance target. Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm.
     RESPONSE:
     In future filings, we will disclose the specific PSU performance target for PSUs where the performance measurement period has ended prior to the filing of the proxy statement. We believe that disclosure of forward looking PSU performance targets would cause competitive harm to ADC and that such disclosure can be omitted under Instruction 4 to Item 402(b). In addition, we believe that the disclosure of the targets would cause confusion in the investment community. Pursuant to your request, when PSU performance targets are not disclosed for these reasons, we will discuss the difficulty or likelihood of achieving the target in future filings.
1.	Competitive Harm
     We operate in the highly competitive telecommunications equipment industry. We believe the three-year cumulative pre-tax GAAP earnings per share targets for PSU vesting are confidential information of ADC that would be of competitive value to other companies in our industry. Courts have held that information may be considered confidential “if disclosure of [such] information is likely to ... cause substantial harm to the competitive position of the person from whom the information was obtained.” National Parks and Conservation Association v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974). The type of information courts have determined are within the scope of the exemption is broad and includes sales and profit information, such as total net sales, total costs and expenses, operating costs and gross sales.
     We believe that publicly disclosing forward looking performance targets would cause substantial harm to our competitive position, because the target is a future three-year cumulative earnings per share amount. If we were required to disclose performance targets applicable to all outstanding PSUs in our 2008 proxy statement, we would be disclosing targets related to grants made for the 2007 and 2008 fiscal years that have one or two more measurement years remaining in the applicable performance period (i.e., the 2007 grants are subject to vesting based on adjusted EPS over the 2007, 2008, and 2009 fiscal years and the 2008 grants are subject to vesting based on adjusted EPS over the 2008, 2009, and 2010 fiscal years). This information is not historical, but forward-looking in nature.
     If the performance targets related to uncompleted performance periods are disclosed, this information could be used by our competitors to understand and analyze our future plans and goals. Competitors would be able to make educated assumptions regarding our future operating margins, costs and pricing. Competitors could use the performance target information to gain valuable insights into our corporate strategy. This information would give competitors unfair information regarding our business objectives and plans and would likely cause us substantial competitive harm.
     In addition, providing competitors with the PSU targets would enable them to determine the terms of compensation packages that would be necessary to hire away key members of ADC’s current management team. If disclosure of the three-year cumulative earnings per share targets were required, competitors could make such determinations prior to the time at which the PSUs are scheduled to vest, by monitoring ADC’s actual earnings per share during the performance period as compared to the disclosed target. This, in turn, could impair our ability to retain key executives, or alternatively force ADC to alter its performance-based compensation program to help retain key executives.
2.	Misinterpretation and Confusion
     We believe that disclosure of PSU performance targets could be misinterpreted by the marketplace, and could lead to confusion in the investment community. If disclosed, some members of the investment community may view the target as forward-looking financial guidance extending through the end of the measurement period. This may cause confusion among investors with respect to the information and guidance we provide regarding our financial performance for several reasons.

     First, the PSU target is an aspirational goal. It is designed to motivate our executives to drive earnings per share over the PSU measurement period. The aspirational business goal reflected in a specific target may be significantly different from forward-looking statements or guidance about expected results we would provide to the investment community. This difference could cause significant confusion as to our financial expectations.
     Second, the target is based on an earnings per share metric, with certain adjustments. These adjustments are determined by our Compensation Committee to arrive at a measure of management’s performance that the Committee believes is most relevant for PSU purposes. Because of these adjustments, the PSU target itself is not identical to the GAAP earnings per share figure that an investor or analyst would obtain from our financial statements or publicly disclosed financial guidance. Because the PSU earnings per share targets reflect adjustments, we believe that disclosure of specific targets could cause substantial confusion among investors.
     Third, the target is measured over a three-year period, and the target may vary significantly from our actual or potential results, particularly as we move deeper into the PSU performance measurement period. This fact could also cause the PSU target amount to vary substantially from the financial information and guidance we may provide to the investment community regarding our financial performance.
3.	The Likelihood or Difficulty of Achieving PSU Targets
     As noted above, in future filings we will disclose specific target information for PSUs where the measurement period has ended prior to the filing of our proxy statement. However, we do not believe we should be required to provide forward-looking target information or target information where the performance measurement period for the PSU remains incomplete. In circumstances where we do not disclose the specific forward targets for competitive reasons, we will provide greater disclosure of the level of difficulty or likelihood of achieving PSU performance targets in future filings.
     Additional Information and Considerations
     The Role of the Compensation Committee and its Use of Advisors, page 23
5.	In the future, please discuss in more detail the role of your compensation consultant in your compensation processes and decisions, including, among other things, more disclosure regarding the material elements of the instructions or directions given to the consultant with respect to the performance of its duties. See Item 401(e)(3)(iii) of Regulation S-K.
     RESPONSE:
     In future filings we will discuss the role of our compensation consultant in our compensation processes and decisions in more detail.
* * * *

     In connection with the responses in this letter, the Company acknowledges that:
a.	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

b.	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

c.	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding any of the responses in this letter, please call me on (952) 917-0940

Sincerely, ADC TELECOMMUNICATIONS, INC.
/s/ James G. Mathews
James G. Mathews
Vice President and Chief Financial Officer